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                          Filed by Wesley Jessen VisionCare, Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                          Subject Company:

                          Wesley Jessen VisionCare, Inc.
                          Commission File No. 0-22033


    On April 10, 2000, Wesley Jessen Visioncare, Inc. issued the following press release.
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Wesley Jessen

                                                                   Press Release

CONTACT:  WESLEY JESSEN VISIONCARE, INC.    SARD VERBINNEN & CO.
          Kevin Ryan, Chairman & CEO        George Sard/David Reno/Tina Johnson
          Edward Kelley, CFO                (212) 687-8080
          (847) 294-3000

   WESLEY JESSEN EXPECTS TO EXCEED CONSENSUS ANALYST EPS ESTIMATES FOR FIRST
                                  QUARTER 2000

           Will Report Highest Quarterly Revenues in Company History
                 ______________________________________________

     DES PLAINES, IL, APRIL 10, 2000 - Wesley Jessen VisionCare, Inc. (NASDAQ:
WJCO), the world's leading manufacturer of specialty soft contact lenses, today announced that it expects to report diluted earnings per share of $0.43 to $0.44 for the first fiscal quarter ending April 1, 2000. The current consensus analyst estimate is $0.41 per share. Wesley Jessen also said that first quarter revenues are expected to exceed $81 million, the highest in the Company's history and an increase of approximately 7% versus revenues in the 1999 first
quarter.   This 7% growth rate is more than triple the comparable year-over-year growth rate in the fourth quarter of 1999.

     Kevin J. Ryan, Chairman, President and CEO of Wesley Jessen, said: "Our strong performance has been fueled by continued rapid growth in sales of disposable lenses, which increased by more than 20% compared to the year-ago quarter."

     Ryan added that Wesley Jessen's pending strategic merger with Ocular Sciences, Inc. (NASDAQ: OCLS) is expected to accelerate the Company's revenue growth rate to double digits and deliver EPS accretion of $0.35-0.38 per share in 2001, leading to EPS growth in excess of 30% in that year.

     Wesley Jessen VisionCare, Inc. is the leading worldwide developer, manufacturer and marketer of specialty contact lenses. Its products include cosmetic lenses, which change or enhance the wearer's eye color, toric lenses, which correct astigmatism, and premium lenses, which offer value-added features such as protection from ultraviolet light.
                                     * * *


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                             SAFE HARBOR STATEMENT

     The foregoing communications contain forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in the foregoing, in particular, statements regarding the proposed business combination between WJ and OSI are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals, the stockholders of either WJ or OSI fail to approve the business combination; costs related to the business combination; the risk that the WJ and OSI businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors relating to WJ's or OSI's business generally. WJ and OSI are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

     For a detailed discussion of these and other cautionary statements, please refer to WJ's filings with the Securities and Exchange Commission (the "Commission"), especially in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" sections of WJ's Form S-3 Registration Statement (Commission File No. 333-79293), which became effective in June 14, 1999. In addition, please refer to OSI's filings with the Commission, especially the information set forth under the heading "Factors That May Affect Future Results" in OSI's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 1999.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION

     A joint proxy statement/prospectus will be filed by Wesley Jessen VisionCare, Inc. ("WJ") and Ocular Sciences, Inc. ("OSI") with the Commission as soon as practicable. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by WJ and OSI with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the Commission by WJ may also be obtained for free from WJ by directing a request to Wesley Jessen VisionCare, Inc., 333 East Howard Avenue, Des Plaines, IL 60018, telephone: (847) 294-3000. In addition, the joint proxy statement/prospectus and other documents filed with the Commission by OSI may be obtained for free from OSI by directing a request to Ocular Sciences, Inc., 475 Eccles Avenue, South San Francisco, California 94080, telephone: (650) 583-1400.

     WJ and its officers and directors may be deemed to be participants in the solicitation of proxies from WJ's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in WJ's Current Report on Form 8-K, dated March 21, 2000. This document is available free of charge at the Commission's web site at http://www.sec.gov and from WJ


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at the address set forth above. OSI and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of OSI with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in OSI's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Commission on April 26, 1999. This document is available free of charge at the Commission's web site at http://www.sec.gov and from the OSI at the address set forth above.

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